SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549

                                 ---------------

                                   SCHEDULE TO

                                 (Rule 14d-100)

                  TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                   AMGEN INC.
         --------------------------------------------------------------
                       (Name of Subject Company (Issuer))

                           MERIDIAN VENTURE GROUP, LLC
                          MERIDIAN VENTURE CAPITAL, LLC
                     MERIDIAN VENTURE GROUP MANAGEMENT, LTD.
       ------------------------------------------------------------------
                            Name of Filer and Offeror

                      CONTRACTUAL CONTINGENT PAYMENT RIGHTS
                          ARISING FROM THE PURCHASE OF
               CLASS A INTERESTS OF AMGEN CLINICAL PARTNERS, L.P.
        ----------------------------------------------------------------
                         (Title of Class of Securities)

                                      NONE
                   ------------------------------------------
                      (CUSIP Number of Class of Securities)

                               David B. Schmickel
                          708 Third Avenue, Suite 2010
                            New York, New York 10017
                                 (212) 688-2015

                                 with a copy to:

                             Steven J. Pierce, Esq.
                        Pryor Cashman Sherman & Flynn LLP
                           410 Park Avenue, 10th Floor
                            New York, New York 10022
                                 (212) 326-0139
   --------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications on Behalf of Filer)

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
        Transaction value*                              Amount of Filing Fee
--------------------------------------------------------------------------------
            $28,000,000                                        $5,600

      * Estimated for the purpose of calculating amount of filing fee only. The amount assumes the purchase of 100 Contractual Contingent Payment Rights arising from the purchase of Class A interests of

Amgen Clinical Partners, L.P. (each a "CCPR" and collectively the "CCPRs") of the subject company at $280,000 per CCPR in cash.

|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

            Amount Previously Paid: N/A                 Filing Party: N/A

            Form or Registration No.: N/A               Date Filed: N/A

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transaction to which the statement relates:

      |X|    third-party tender offer subject to Rule 14d-1.

      |_|   issuer tender offer subject to Rule 13e-4.

      |_|   going private transaction subject to Rule 13e-3.

      |_|   amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

      Item 1. Summary Term Sheet.

            The information set forth under "Summary Term Sheet" of the Offer to Purchase is incorporated herein by reference.

      Item 2. Subject Company Information.

            (a) The name of the subject company is Amgen Inc. The address and telephone number of its principal executive offices is One Amgen Center Drive, Thousand Oaks, CA 91320-1789; (805) 447-1000.

            (b) The information set forth under the section entitled "Introduction" of the Offer to Purchase is incorporated herein by reference.

            (c) The information set forth in Section 6 of the Offer to Purchase entitled "Price Range of the CCPRs" is incorporated herein by reference.

      Item 3. Identity And Background Of The Filing Person.

            (a) The information set forth in the Introduction, Section 9 and
Schedule I of the Offer to Purchase is incorporated herein by reference.

            (b) The information set forth in the Introduction, Section 9 and
Schedule I of the Offer to Purchase is incorporated herein by reference.

            (c) The information set forth in the Introduction, Section 9 and
Schedule I of the Offer to Purchase is incorporated herein by reference.

      Item 4. Terms Of The Transaction.

            The information set forth in under the sections entitled "Summary Term Sheet" and "Introduction", and Sections 1, 2, 3, 4, 5 and 14 of the Offer to Purchase are incorporated herein by reference.

      Item 5. Past Contacts, Transactions, Negotiations and Agreements.

            (a) Transactions. None.

            (b) Significant Corporate Events. The information set forth under "Introduction" and in Sections 9, 11 and 12 of the Offer to Purchase is incorporated herein by reference.

      Item 6. Purposes of the Transaction and Plans or Proposals.

            The information set forth in Section 12 of the Offer to Purchase is incorporated herein by reference.

      Item 7. Source And Amount Of Funds Or Other Consideration

            (a) The information set forth in Section 10 of the Offer to Purchase is incorporated herein by reference.

            (b) The information set forth in Section 10 of the Offer to Purchase is incorporated herein by reference.

            (d) The information set forth in Section 10 of the Offer to Purchase is incorporated herein by reference.

      Item 8. Interest In Securities of the Subject Company.

            The information set forth under "Introduction" and in Sections 6, 9, 11 and 12 of the Offer to Purchase is incorporated herein by reference.

      Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

            The information set forth under "Introduction" and in Section 16 of the Offer to Purchase is incorporated herein by reference.

      Item 10. Financial Statements.

            Not material.

      Item 11. Additional Information.

            (a)-(b) The information set forth in Sections 7, 9, and 15 of the Offer to Purchase is incorporated herein by reference.

      Item 12. Exhibits.

            (a)(1)(a)   Offer to Purchase;

            (a)(1)(b)   Assignment and Letter of Transmittal;

            (b)         Loan Agreement dated as of June 21, 2000; and

            (c) Summary Advertisement published in Investors Business Daily on March 22, 2001.

      Item 13. Information Required By Schedule 13e-3.

            Not applicable.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          MERIDIAN VENTURE GROUP, LLC


                                          By: /s/ David B. Schmickel
                                             ------------------------------
                                                David B. Schmickel

                                             March 21, 2001
                                          ----------------------------
                                               (Date)

                                          MERIDIAN VENTURE CAPITAL, LLC


                                          By: /s/ David B. Schmickel
                                             ------------------------------
                                                David B. Schmickel

                                            March 21, 2001
                                          ----------------------------
                                                (Date)

                                          MERIDIAN VENTURE GROUP
                                          MANAGEMENT, LTD.


                                          By: /s/ David B. Schmickel
                                             ------------------------------
                                                David B. Schmickel

                                            March 21, 2001
                                          ----------------------------
                                                (Date)

      Instructions to Signature: The statement must be signed by the filing person or that person's authorized representative. If the statement is signed on behalf of a person by an authorized representative (other than an executive officer of a corporation or general partner or partnership), evidence of the representative's authority to sign on behalf of the person must be filed with the statement. The name and any title of each person who signs the statement must be typed or printed beneath the signature. See Exchange Act Rules 12b-11 and 14d-1(f) with respect to the signature requirements.